Exhibit 5.2

February 4, 2011

Dear Mesdames/Sirs:

RE:	Tembec Industries Inc.
Registration Statement on Form F-10

We hereby consent to being named in the Registration Statement on Form F-10 filed by Tembec Industries Inc. on February 4, 2011, as such may thereafter be amended or supplemented (the “Registration Statement”), and in the prospectus contained therein, under the headings “Enforceability of Civil Liabilities Against Foreign Persons”, “Enforceability of Judgments” and “Legal Matters” and to the reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Registration Statement.

In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Fraser Milner Casgrain LLP
FRASER MILNER CASGRAIN LLP